                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ---------

                                  SCHEDULE 13D
                                (RULE 13D - 101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)

                               (AMENDMENT NO. 1)*

                                 ORANGE-CO, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (Title of Class of Securities)

                                    684177108
                                 (CUSIP Number)

                              DAVID C. SHOBE, ESQ.
                      501 E. KENNEDY BOULEVARD, SUITE 1700
                              TAMPA, FLORIDA 33602
                                 (813) 228-7411
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                OCTOBER 16, 1998
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 13 Pages

-------------------
         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)


-------------------                                                 ------------
CUSIP NO. 684177108                                                 PAGE 2 OF 13
-------------------                                                 ------------


--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSONS: BEN HILL GRIFFIN III I.R.S.
                IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3               SEC USE ONLY

--------------------------------------------------------------------------------
4               SOURCE OF FUNDS*
                OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                Ben Hill Griffin III is a United States citizen

--------------------------------------------------------------------------------
                     7         SOLE VOTING POWER

   NUMBER OF         -----------------------------------------------------------
    SHARES           8         SHARED VOTING POWER
 BENEFICIALLY                  5,405,660
   OWNED BY          -----------------------------------------------------------
     EACH            9         SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH        -----------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER
                               5,405,660
--------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                5,405,660
--------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                52.43%
--------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON*
                IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)
-----------------------                                      -----------------
CUSIP NO. 684177108                                            PAGE 3 OF 13
-----------------------                                      -----------------


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS:  BEN HILL GRIFFIN, INC.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Florida
--------------------------------------------------------------------------------

                         7     SOLE VOTING POWER

       NUMBER OF         -------------------------------------------------------
        SHARES           8     SHARED VOTING POWER
     BENEFICIALLY              5,105,160
       OWNED BY          -------------------------------------------------------
         EACH            9     SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH        -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               5,105,160

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,105,160

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      49.52%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)
-----------------------                                      -----------------
CUSIP NO. 684177108                                            PAGE 4 OF 13
-----------------------                                      -----------------


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS:  BEN HILL GRIFFIN INVESTMENTS, INC.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Nevada
--------------------------------------------------------------------------------

                         7     SOLE VOTING POWER
                               5,105,160
       NUMBER OF         -------------------------------------------------------
        SHARES           8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY          -------------------------------------------------------
         EACH            9     SOLE DISPOSITIVE POWER
       REPORTING               5,105,160
      PERSON WITH        -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,105,160

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      49.52%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               (Amendment No. 1)

CUSIP No. 684177108                                                 Page 5 of 13

                                  INTRODUCTION

         This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is intended to amend and supplement certain information set forth in the Schedule 13Ds dated November 5, 1997 and June 5, 1992 (the "Initial Filings") by (i) Ben Hill Griffin Investments, Inc., a Nevada corporation ("BHG Investments"), (ii) Ben Hill Griffin, Inc. ("BHGI"), a Florida corporation which owns all of the issued and outstanding stock of BHG Investments, and (iii) Ben Hill Griffin III, an individual who has an indirect controlling interest in BHGI.

         In this Amendment No. 1, each of BHG Investments, BHGI, and Ben Hill Griffin III are occasionally referred to as a "Reporting Person," and they are occasionally collectively referred to as the "Reporting Persons." The Reporting Persons are filing this Amendment No. 1 together as a group pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

ITEM 1.   SECURITY AND ISSUER

         The title of the class of equity securities to which this Amendment No. 1 relates is the common stock, par value $0.50 per share (the "Shares"), of Orange-co, Inc., a Florida corporation (the "Company"). The address of the Company's principal executive office is 2020 Highway 17 South, P.O. Box 2158, Bartow, Florida, 33831-2158.

ITEM 2.   IDENTITY AND BACKGROUND

         The persons filing this Amendment No. 1 are BHG Investments, BHGI and Ben Hill Griffin III.

         BHG Investments is a Nevada corporation which serves as a holding company for BHGI's investments. The address of BHG Investments' principal business and principal office is: 5851 West Charleston Blvd., Suite 1000, Las Vegas, Nevada, 89102.

         BHGI is a Florida corporation which is engaged in agribusiness. The address of BHGI's principal business and principal office is: 700 South Alternate Highway 27, Post Office Box 127, Frostproof, Florida 33843.

         Ben Hill Griffin III is a United States citizen whose business address is: 700 South Alternate Highway 27, Post Office Box 127, Frostproof, Florida 33843. Mr. Griffin is currently a Class A partner of the Griffin Family Limited Partnership ("GFLP"), Chairman of the Board, President, and Chief Executive Officer of BHGI, and President and Chairman of the Board of BHG Investments.

         During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor have any of the Reporting

                                  SCHEDULE 13D
                               (Amendment No. 1)

CUSIP No. 684177108                                                 Page 6 of 13


Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the Reporting Persons was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The following persons are officers and directors of BHG Investments:

         Michael J. Aloian, who is a United States citizen and who has the same business address as BHG Investments, is a director, Vice President, Controller, and Treasurer of BHG Investments. Mr. Aloian's current principal occupation is acting as a tax manager for Bradshaw, Smith & Co., an accounting and business consulting firm which is located at the same address as BHG Investments.

         Gordon W. Stewart, who is a United States citizen and who has the same business address as BHG Investments, is a director and the Secretary of BHG Investments. Mr. Stewart's current principal occupation is that of an attorney with the law firm of Stewart & Associates, located at Chase Manhattan Centre, 1201 North Market Street, Wilmington, Delaware, 19801.

         Ben Hill Griffin IV, who is a United States citizen and who has the same business address as BHGI, is a Vice President of BHG Investments. Mr. Griffin's principal occupation is acting as Vice President of BHGI.

         Stewart W. Hurst, who is a United States citizen, is a Vice President of BHG Investments. Mr. Hurst's current principal occupation is acting as a Vice President of BHG Investments and as Vice President and Chief Financial Officer of BHGI.

         Stacey D. Roth, who is a United States citizen and who has the same business address as BHG Investments, is Assistant Secretary and Assistant Treasurer of BHG Investments. Ms. Roth's principal occupation is acting as a secretary and clerical assistant for Bradshaw, Smith & Co., an accounting and business consulting firm which is located at the same address as BHG Investments.

         Donna H. Respress is a United States citizen who has the same business address as BHGI, and is an Assistant Secretary of BHG Investments. Ms. Respress's principal occupation is acting as Executive Secretary of BHGI.


         The following persons are officers and directors of BHGI:

         Norma J. De Antonio, who is a United States citizen and who has the same business address as BHGI, is an Assistant Treasurer, Assistant Secretary and Controller of BHGI. Ms. De Antonio's

                                  SCHEDULE 13D
                               (Amendment No. 1)

CUSIP No. 684177108                                                 Page 7 of 13


principal occupation is acting an Assistant Treasurer, Assistant Secretary and Controller of BHGI.

         Ben Hill Griffin IV, who is a United States citizen and who has the same business address as BHGI, is a director and Vice President of BHGI. As noted above, Mr. Griffin's principal occupation is acting as Vice President of BHGI.

         K.E. Hartsaw, who is a United States citizen and who has the same business address as BHGI, is a director of BHGI. Mr. Hartsaw is currently retired.

         Lloyd G. Hendry, who is a United States citizen and who has the same business address as BHGI, is a director of BHGI. Mr. Hendry is currently retired.

         Stewart W. Hurst, who is a United States citizen and who has the same business address as BHGI, is a Vice President and Chief Financial Officer of BHGI. As noted above, Mr. Hurst's current principal occupation is acting as a Vice President of BHG Investments and as Vice President and Chief Financial Officer of BHGI.

         Donna H. Respress is a United States citizen who has the same business address as BHGI, and is an Executive Secretary of BHGI. As noted above, Ms. Respress's principal occupation is acting as Executive Secretary of BHGI.

         Ben Hill Griffin III exercises ultimate control over BHGI and BHG Investments. During the last five years, none of the above-mentioned officers and directors of BHGI or BHG Investments has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This Amendment No. 1 relates specifically to GFLP's October 16, 1998 purchase of an aggregate of 177,000 Shares of the Company for an aggregate purchase price of $ 1,194,750 (not including customary brokerage commissions and related expenses paid by GFLP in connection with these transactions) on the New York Stock Exchange. This purchase, when aggregated with Mr. Griffin's previously beneficially owned Shares as reflected in the Initial Filings, along with other non-material purchases of 12,800 Shares on August 27, 1998, 3,700 Shares on August 28, 1998, 5,500 Shares on October 15, 1998, 1,500 Shares on October 20, 1998, 7,000 Shares on October 21, 1998, and 4,000 Shares on October 28, 1998, gave Mr. Griffin beneficial ownership of an aggregate

                                  SCHEDULE 13D
                               (Amendment No. 1)

CUSIP No. 684177108                                                 Page 8 of 13


of 5,405,660 Shares of the 10,309,975 outstanding Shares as of the date hereof (based solely on the Company's Quarterly Report on Form 10Q for the quarterly period ended June 30, 1999). The 177,000 Shares acquired by GFLP on October 16, 1998, represent approximately 1.71% of the outstanding Shares, thus triggering this reporting requirement. GFLP used its capital to make these purchases and every other Share purchase.


ITEM 4.   PURPOSE OF TRANSACTION

         At the time of the transaction, GFLP purchased its Shares strictly for the purpose of equity security investment. However, on July 14, 1999, a letter of intent was signed with Reservoir Capital Group, LLC ("Reservoir") for Reservoir's purchase of all of the Shares of Orange-co, Inc. beneficially owned by Ben Hill Griffin III and BHGI. BHGI and Ben Hill Griffin III are actively trying to effectuate that transaction.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b)

         Ben Hill Griffin III beneficially owns 5,405,660 Shares of the Common Stock of the Company. 5,105,160 of such Shares are directly owned by BHG Investments, in which Mr. Griffin has an indirect controlling interest (Mr. Griffin has shared voting and shared investment power with respect to such shares). 300,500 of such Shares are directly owned by GFLP, in which Mr. Griffin is a Class A partner and in which Mr. Griffin owns a controlling interest (Mr. Griffin has shared voting and shared investment power with respect to such Shares). BHG Investments directly owns 5,105,160 Shares of the Common Stock of the Company and has sole voting and sole investment power with respect to all such Shares.

         BHG Investments directly owns 5,105,160 Shares of the Common Stock of the Company and has sole voting and sole investment power with respect to all such Shares.

         BHGI, as the holder of all of the issued and outstanding stock of BHG Investments, beneficially owns all 5,105,160 Shares of the Common Stock of the Company directly held by BHG Investments. BHGI has shared voting and shared investment power with respect to such Shares.

                                  SCHEDULE 13D
                               (Amendment No. 1)

CUSIP No. 684177108                                                 Page 9 of 13



         (c) GFLP has, since the dates of the Initial Filings, effected the following Share purchases:



               DATE             SHARES PURCHASED         PRICE PER SHARE
               ----             ----------------         ---------------
         August 27, 1998             12,800                 $5.000
         August 28, 1998              3,700                 $5.0625
         October 15, 1998             5,500                 $6.330
         October 16, 1998           177,000                 $6.750
         October 20, 1998             1,500                 $7.125
         October 21, 1998             7,000                 $7.720
         October 28, 1998             4,000                 $7.00



These purchases, accomplished via New York Stock Exchange trades, were effected strictly as security investments. The prices per share set forth above do not include customary brokerage commissions paid by GFLP in connection with these transactions. As a result of these purchases, Mr. Griffin is the beneficial owner of the Shares referenced in (a) above.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Ben Hill Griffin III is a Class A partner in, and owns a controlling interest in, GFLP. Consequently, Mr. Griffin is the beneficial owner of the 300,500 Shares of the Common Stock of the Company that are owned directly by the GFLP, and Mr. Griffin has shared voting and shared investment power with respect to all such Shares.

                                  SCHEDULE 13D
                               (Amendment No. 1)

CUSIP No. 684177108                                                Page 10 of 13


         Mr. Griffin is the Chairman of the Board and President of BHG Investments. He is also Chairman, President, and Chief Executive Officer of (i) BHGI, which is wholly owned by B.H.G., Inc., a Florida corporation, and (ii) B.H.G., Inc., in which a controlling interest is held by an irrevocable family trust of which Mr. Griffin is sole trustee. As a result of these relationships, Mr. Griffin beneficially owns the 5,105,160 Shares of the Company which are directly owned by BHG Investments, and Mr. Griffin has shared voting and shared investment power with respect to all such Shares.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

         The following document is filed herewith as an exhibit to this statement:

         (a)       Joint Filing Agreement

                                  SCHEDULE 13D
                               (Amendment No. 1)

CUSIP No. 684177108                                                Page 11 of 13


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            /s/ Ben Hill Griffin III
                                       --------------------------------------
                                       Ben Hill Griffin III, individually



                                       BEN HILL GRIFFIN INVESTMENTS, INC.


                                       By: /s/ Michael J. Aloian
                                           -------------------------------------
                                           Michael J. Aloian, Vice President



                                       BEN HILL GRIFFIN, INC.


                                       By: /s/ Ben Hill Griffin III
                                           -------------------------------------
                                           Ben Hill Griffin III, President


Date: September 8, 1999

                                  SCHEDULE 13D
                               (Amendment No. 1)

CUSIP No. 684177108                                                Page 12 of 13

                                  EXHIBIT INDEX

                  EXHIBIT                                       PAGE
                  -------                                       ----
         1.       Joint Filing Agreement                         13

                                    AGREEMENT


         Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Orange-co, Inc. or any subsequent acquisitions or dispositions of equity securities of Orange-co, Inc. by any of the undersigned.


Date: November 12, 1997                BEN HILL GRIFFIN INVESTMENTS, INC.


                                       By: /s/ Michael J. Aloian
                                           -------------------------------------
                                           Michael J. Aloian, Vice President


                                           /s/ Ben Hill Griffin III
                                           ------------------------------
                                           Ben Hill Griffin III, individually



                                       BEN HILL GRIFFIN, INC.


                                       By: /s/ Ben Hill Griffin III
                                           -------------------------------------
                                           Ben Hill Griffin III, President